UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                           Maxcor Financial Group Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    57772G100
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No. 57772G100                  13G                       Page 2 of 5 Pages

1.  Names of Reporting Persons.          Michael J. Scharf
    I.R.S. Identification Nos. of above persons (entities only).

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [ ]

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3.  SEC Use Only

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4.  Citizenship or Place of Organization
          United States

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Number of              5.  Sole Voting Power             492,271
Shares Bene-       -------------------------------------------------------------
ficially owned         6.  Shared Voting Power                 0
by Each            -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power        492,271
Person With:       -------------------------------------------------------------
                       8.  Shared Dispositive Power            0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person        492,271

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10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                     [ ]

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11. Percent of Class Represented by Amount in Row (9)         7.0%

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12.  Type of Reporting Person (See Instructions)        IN

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

Item 1.
         (a) Name of Issuer: Maxcor Financial Group Inc.

         (b) Address of Issuer's Principal Executive Offices: One Seaport Plaza, 19th Floor, New York, NY 10038

Item 2.
         (a) Name of Person Filing: Michael J. Scharf

         (b) Address of Principal Business Office or, if none, Residence: c/o Niagara Corporation, 667 Madison Avenue, New York, NY 10021

         (c) Citizenship: U.S.

         (d) Title of Class of Securities: Common Stock

         (e) CUSIP Number:   57772G100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not applicable

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                     (a) Amount beneficially owned: 492,271

                     (b) Percent of class: 7.0%

                     (c) Number of shares as to which the person has:
                         (i)   Sole power to vote or to direct the vote: 492,271
                         (ii)  Shared power to vote or to direct the vote:
                         (iii) Sole power to dispose or to direct the
                               disposition of: 492,271
                         (iv) Shared power to dispose or to direct the disposition of:

Item 5.       Ownership of Five Percent or Less of a Class

              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable

                               Page 3 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable

Item 8.       Identification and Classification of Members of the Group.

              Not applicable

Item 9.       Notice of Dissolution of Group.

              Not applicable

Item 10.      Certification.

              Not applicable

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              January 28, 2005
                                        -----------------------------
                                                   (Date)

                                           /s/ MICHAEL J. SCHARF
                                        -----------------------------
                                                 (Signature)

                                               Michael J. Scharf
                                        -----------------------------
                                                 (Name/Title)

                                Page 5 of 5 Pages